UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68862

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Broadhaven Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 North Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Meghan Lockwood	212-418-1259	meg.lockwood@broadhaven.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman, L.L.C.
(Name – if individual, state last, first, and middle name)

500 Michigan Ave	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

07/27/2010	5181
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BROADHAVEN SECURITIES, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Greg Phillips
box SIGN 46ZZYP29-1XLQR86Z

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROADHAVEN SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2025

BROADHAVEN SECURITIES, LLC

Index

Report of Independent Registered Public Accounting Firm

BROADHAVEN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	56,442,038
Accounts receivable		1,568,152
Prepaid expenses		34,226
Deposits		3,782
Total assets	$	58,048,198

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Accounts payable	$	86,057
Due to Parent		819,213
Commissions payable		1,844,138
Deferred revenue		200,000
Total liabilities	$	2,949,408
MEMBER'S EQUITY	$	55,098,790
Total liabilities and member's equity	$	58,048,198

(The accompanying notes to financial statements are an integral part of these statements)

Note 1. Nature of Operations

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements, primarily in the United States. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA").

Note 2. Summary of Significant Accounting Policies

Financial Statement Presentation –

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company. The statements of income, changes in member's equity and cash flows are presented for the year ended December 31, 2025.

Use of Estimates –

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable –

Accounts receivable are recorded at net realizable value. The Company maintains a credit approval process and makes significant judgments in connection with assessing customers' ability to pay. Despite this assessment, from time to time, customers are unable to meet their payment obligations. The Company continuously monitor customers' credit worthiness and uses judgment in establishing a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, there is no assurance that the Company will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of the Company's customers could have a material adverse impact on the collectability of accounts receivable and the Company's future operating results.

The Company's principal customers all retain the Company's services under substantially the same credit terms, with similar historical credit risks. As a result, the Company assesses credit risks as a single group. The Company evaluates collection risk and establish expected credit loss primarily through a combination of the following: analysis of historical aging and credit loss experience, and customer specific information.

Credit losses –

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions. The Company has adopted the practical expedient provided by ASU 2025-05 to estimate credit losses on current accounts receivable and has also elected the accounting policy election to use subsequent cash collections to determine the allowance for credit losses. As of December 31, 2025, the Company has evaluated all collections through February 16, 2026. The Company determined the allowance for credit losses on financial assets measured at cost other than accounts receivable was de minimus as of January 1, 2025 and December 31, 2025, therefore, no allowance for credit losses has been recorded relating to those assets.

Note 2. Significant Accounting Policies – Continued

The following table summarizes the changes in the allowance for expected credit losses on accounts receivable for the year ended December 31, 2025:

Balance at January 1, 2025	$ -
Balance at December 31, 2025	$ -

Deferred Revenue –

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue when the specific performance obligations associated with the deposits are provided by the Company. If the deposits are not associated with a distinct performance obligation the revenue will be recognized at the closing of the transaction.

Compensated balances –

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Commissions –

Commissions are recorded upon investment banking revenue recognition.

Foreign currency transactions –

The Company may enter into agreements with clients to provide merger and acquisition and other advisory services and accept payment in the form of foreign currency. As a result, the Company is exposed to foreign exchange risk (see note 7).

Income taxes –

Effective January 2018, the Company's parent BCP elected to be taxed as a C-Corporation and is subject to federal and state income taxes beginning with the year ending December 31, 2018. The Company has made a policy election to not allocate current and deferred taxes from BCP.

The Company is not subject to U.S. Federal or Illinois state income taxes as it is a single member LLC which is disregarded for income tax purposes, and accordingly any income or loss is reported directly by the member in its income tax returns. The Company did not note any material differences between the tax bases and financial statement amounts of its assets and liabilities nor its disclosures since it's a disregarded entity for income tax purposes.

Note 2. Significant Accounting Policies – Continued

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.   The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available or when an event occurs that requires a change.

There were no unrecognized tax positions as of December 31, 2025. The Company is subject to income tax examination for years 2023, 2024 and 2025. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Adoption of New Accounting Standard –

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), which amends Topic 326 to provide a practical expedient and an accounting policy election related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Specifically, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions of as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows for electing an accounting policy to consider collection activity after the balance sheet date but before the financial statements are available to be issued. ASU 205-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted the ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition nor its disclosures since it's a disregarded entity for income tax purposes.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Note 3. Fair Value Measurements - Continued

- Level 3 – Valuations based on inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. Financial assets measured on a recurring basis are as follows at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 51,732,190	$ -	$ -	$ 51,732,190

It is the Company's policy to recognize transfers between fair value levels at the end of the period. There were no transfers between Level 1, 2, or 3 during the year.

The Company's short-term financial instruments consist of cash, cash equivalents, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

Note 4. Related Parties

The Company is a wholly-owned subsidiary of BCP. During the year ended December 31, 2025, the Company shared certain operating and overhead costs such as payroll, insurance, rent, utilities, and telephone with BCP under an expense sharing agreement. The Company has a balance due to Parent in the amount of $819,213 related to the shared expenses which is reflected on the accompanying statement of financial condition.

Note 5. Revenue Recognition

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a retainer fee it is determined whether the retainer fee is non-refundable and in connection with specific performance

Note 5. Revenue Recognition – Continued

obligations. If distinct performance obligations are not identified the revenue is recognized as part of the overall transaction when the success fee is recognized.

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities, reimbursable expenses related to these advisory services and valuation or "fairness opinion" fees in conjunction with the sale of a business. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services and related reimbursable expenses is the completion of the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts. The performance obligation for the valuation or "fairness opinion" is the delivery of the valuation itself.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above-described investment banking revenues.

The following table represents the balances of contract assets and liabilities as of:

	January 1, 2025	December 31, 2025
Accounts receivable	$ 2,761,375	$ 1,568,152
Deferred revenue	$ 200,000	$ 200,000

Note 6. Concentration of Credit Risk

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses as a result of credit risk in such accounts and based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

The maximum loss that would have resulted from these risks, representing the excess of the deposit liabilities reported by the bank over the amount that would have been covered by federal deposit insurance amounted to $3,344,011 at December 31, 2025.

The Company had a balance of $51,732,190 in a money market account and $1,115,847 in Euros not covered by federal deposit insurance at December 31, 2025.

Note 7. Foreign Exchange Risk

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The Company is exposed to non-trading foreign currency risk as a result of its holdings of a non-U.S. dollar denominated cash account at a U.S. financial institution totaling $1,116,117 (950,102 Euro and 200 British Pounds) as of December 31, 2025. Foreign currency denominated cash account values fluctuate with changes in the level of volatility of currency exchange rates. The Company's foreign currency denominated cash account is held in British Pounds. The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations.

Note 8. Net Capital Requirements

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2025, the Company had net capital and net capital requirements of $52,391,020 and $183,294 respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

Note 9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of financial advisory services, including mergers and acquisitions and private placements. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 16, 2026 the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REVIEW OF THE EXEMPTION REPORT 17a-5(g)(2)(ii)

BROADHAVEN SECURITIES, LLC
EXEMPTION REPORT

February 16, 2026

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

Broadhaven Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: the below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

(1) The Company does not claim an exemption under paragraph (k) 17 C.F.R § 240. 15c3-3, and

(2) The Company is filing Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BROADHAVEN SECURITIES, LLC

I, Greg Phillips, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: *Greg Phillips* box SIGN   46ZZYP29-4K6PQVRR

Date: February 16, 2026

Name: Gregory Phillips

Title: CEO